Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 18, 2022

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed January 28, 2022 File No. 333-262378

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Att’n:	David Gessert Sandra Hunter Berkheimer Mark Brunhofer Sharon Blume

Ladies and Gentlemen:

On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments numbered one through nine from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated February 11, 2022. In response to comments numbered ten through 91, Galaxy is revising the Registration Statement and will subsequently file Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with a response letter. Amendment No. 1 will contain certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 1 to the Staff on request.

Set forth below are Galaxy’s responses to the Staff’s comments numbered one through nine. For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Capitalized terms used but not defined herein are used as defined in the Registration Statement. Certain confidential information that is relevant to Galaxy’s responses below is included in Annex I to this letter, which will be submitted separately pursuant to a request for confidential treatment.

Registration Statement on Form S-4 Filed January 28, 2022
General

1.	We note that you indicate in footnote 1 of your response to prior comment 4 that your analysis under the Investment Company Act presumes the completion of the reorganization and reorganization and merger with BitGo. Please provide a revised analysis as applied to the current facts.

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

The Company respectfully submits the following revised analysis of the Company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). As requested, the following analysis under the Investment Company Act does not give effect to the acquisition of BitGo.1 In addition, the analysis below incorporates responses to portions of comments 2–5.

As noted in our prior response, the Company monitors the overall composition of its assets, including its equity investments and digital asset holdings, to ensure that it does not become an investment company. In particular, as discussed below, even if the Company’s equity investments, and holdings in digital assets other than Bitcoin and Ethereum,2 were treated as investment securities, they would not cause the Company to be an investment company.

An entity will be deemed to be an “investment company” under Section 3(a)(1) of the Investment Company Act if it:

•	[Section 3(a)(1)(A)] “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities”;

•	[Section 3(a)(1)(B)] “is engaged or proposes to engage in the business of issuing face-amount certificates of installment type, or has been engaged in such business and has any such certificate outstanding”[3]; or

•	[Section 3(a)(1)(C)] “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities [as defined in Section 3(a)(2) of the Investment Company Act4] having a value [as defined in Section 2(a)(41) of the Investment Company Act (“Value”)] exceeding 40% of the [V]alue of [its] total assets (exclusive of [U.S. government] securities and cash items) on an unconsolidated basis.”[5]

As described below, the Company is not an investment company under either Section 3(a)(1)(A) or 3(a)(1)(C). As the determination of the Company’s status under Section 3(a)(1) depends in part on the status of its operating subsidiaries, the following discussion also includes detailed descriptions of the investment company status of the Company’s majority-owned operating subsidiaries that are relevant to the Company’s own status.

1 The Company currently has no material assets or operations. In order to provide a comprehensive response to comment 1, the revised analysis is based on the Company’s structure as it will exist at the time the Company succeeds to the businesses of GDHL and commences operations as the issuer and registrant under the Registration Statement.

2 As noted in footnote 4 of our prior response, for purposes of applying the Investment Company Act tests discussed herein, the Company has deemed its equity investments and any digital assets other than Bitcoin or Ethereum to be investment securities for purposes of the Investment Company Act. The Company notes that there are arguments why many such digital assets are not investment securities, but in order to conduct a conservative Investment Company Act analysis, the Company has assumed that such digital assets would be investment securities for Investment Company Act purposes. For example, in the future, given the similarities with cash, the Company may treat as “cash items” certain stablecoins, such as USD Coin, the Company holds in connection with the Company’s operating businesses and not for investment purposes.

3 Neither the Company nor any of its subsidiaries issues face-amount certificates of the installment type and thus none is an investment company on the basis of Section 3(a)(1)(B). As such, Section 3(a)(1)(B) is not further discussed herein.

4 Under Section 3(a)(2), investment securities are defined as “all securities except (A) Government securities . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

5 For purposes of this response, Values as of December 31, 2021 have been used, unless otherwise indicated. In addition, the Values of certain assets held by the Operating Subsidiaries (as defined below) that are not investment securities have been calculated based on the audited book values in accordance with IFRS (i.e., the accounting standard applicable to GDHL’s December 31, 2021 financials). Such book values may not necessarily be the same as the fair value contemplated in the Investment Company Act. However, as such assets are not investment securities, the Company believes that using book values for such assets (which would generally be the same as or lower than their fair value) does not overstate the extent by which the Company passes the Section 3(a)(1)(C) test.

April 18, 2022	GLXY-2

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

A. The Company

1. The Company is not primarily engaged in investing, reinvesting or trading in securities and is therefore not an investment company under Section 3(a)(1)(A).

a. The Company’s Primary Business Lines Are Not Investment Company Activities.

With respect to Section 3(a)(1)(A), the Company is primarily engaged, principally through the Operating Subsidiaries (as defined below), in the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining operations, asset management and investment banking (the “Primary Company Business”), and not in investing, reinvesting or trading in securities.

In that regard, as described in detail in the Registration Statement, the Company has five primary business lines: (1) trading, (2) asset management, (3) investment banking, (4) mining and (5) principal investments. While the fifth business line, principal investments, does involve investing in securities in some cases, the other business lines, as described below, do not primarily involve investment company activity:

1)	Trading. In this business line, the Company, through its subsidiaries, primarily provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. Although the Company does transact in the trading business line in certain digital assets that could potentially be considered investment securities under the Investment Company Act,[6] this business line is not primarily engaged in investment company activity.

In particular, this business line is primarily conducted through Galaxy Digital LP (“GD LP”), Galaxy Digital LLC (“GD LLC”) and Galaxy Blue Fire Holdings, LLC (“GBFH LLC” and together with GD LLC, the “Trading Entities”) and certain of their respective subsidiaries. As described in more detail below, none of GD LP or the Trading Entities is an investment company (or would be but for Section 3(c)(1) or 3(c)(7)). Instead, GD LP is primarily engaged, principally through the Operating Subsidiaries, in the Primary Company Business, and is not an investment company under Section 3(a)(1)(C) as its primary assets are majority interests in the Operating Subsidiaries. GD LLC is primarily engaged in acting as a market intermediary to provide financing liquidity for digital assets and is therefore not an investment company under Section 3(c)(2), as discussed in more detail below. The primary assets of GBFH LLC, which engages in trading digital assets and digital asset futures, are Bitcoin and Ethereum. Thus, GBFH LLC is not an investment company because it does not hold significant amounts of investment securities (also as discussed further below).

In terms of the day-to-day business activities of the trading business line, exempt market intermediary activities and trading in Bitcoin and Ethereum constitute the largest portion of transactions conducted in the business line by notional value. Although certain wholly-owned entities involved in the trading business line do hold other digital assets,7 trading in Bitcoin and Ethereum accounted for approximately 90% of the notional value of all non-market intermediary trading activity (i.e., client-facing trading, quantitative trading and macro trading) conducted in the trading business line throughout 2021.8

6 As discussed in the Registration Statement, trading in such digital assets are generally conducted as offshore transactions.

7 See n. 18 below for further information regarding such entities.

8 This percentage does not reflect certain hedging transactions undertaken in connection with the client-facing trading activity. Nonetheless, as such hedging transactions would generally be in the same underlying digital assets as the primary trades (or derivatives on them), the Company expects that the percentage of trades in Bitcoin and Ethereum would not be materially different if such hedging transactions were included. In addition, this percentage does not reflect the exempt market intermediary business activity conducted in the trading business line through GD LLC. The percentage of transactions for the trading business line, by notional value, that is either exempt market intermediary activity or trading in Bitcoin or Ethereum should be at least as high as the percentage indicated above.

April 18, 2022	GLXY-3

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

As such, the trading business line does not involve primarily investment company business.

2)	Asset Management. In this business line, the Company, through its subsidiaries, manages capital on behalf of third parties in exchange for management fees and performance-based compensation, which is not investment company activity. This business line is primarily conducted by Galaxy Digital Capital Management LP (“GDCM LP”), a registered investment adviser. Several other wholly-owned subsidiaries of the Company serve as the general partners for GDCM LP’s funds that are organized as limited partnerships, including Galaxy Bitcoin Fund GP LLC, Galaxy Institutional Bitcoin Fund GP LLC, Galaxy Ethereum Liquidity Fund GP LLC and Galaxy Interactive Fund I GP LLC (the “GP Entities” and, together with GDCM LP, the “Asset Management Entities”), among others. The Asset Management Entities are not investment companies (and do not need to rely on Section 3(c)(1) or Section 3(c)(7)) because they do not hold significant amounts of investment securities, as further discussed below.

3)	Investment Banking. In this business line, the Company, primarily through Galaxy Digital Partners, LLC (“GDP LLC”), a registered broker-dealer, provides financial and strategic advisory services for the digital asset, cryptocurrency and blockchain technology sector. This also is not investment company activity and, as described below in more detail, GDP LLC is not an investment company (and does not need to rely on Section 3(c)(1) or Section 3(c)(7)).

4)	Mining. This business line primarily involves the ownership and operation of the Company’s Bitcoin mining equipment, which are also not investment company activities. This business line is primarily conducted through Galaxy Digital Mining LLC (“GDM LLC”) and Galaxy Digital Qualified Opportunity Fund, LP (the “Mining Qualified Opportunity Zone Entity” and together with GDM LLC, the “Mining Entities”) neither of which, as described in more detail below, is an investment company (or would be but for Section 3(c)(1) or 3(c)(7)).

5)	Principal Investing. In this business line, which is currently operated primarily through Galaxy Digital Ventures LLC (“Ventures LLC”) and certain other affiliates, the Company holds a portfolio of investments across the digital assets industry. The Company makes its principal investments in part for the purpose of developing the crypto ecosystem, and promoting future commercial relationships with companies in adjacent businesses, and to facilitate the advancement of the Company’s overall operation of its Primary Company Business.

b. The Company Is Not Primarily Engaged in the Principal Investing Business Line.

Although the principal investing business line does involve investing in securities,9 it does not cause the Company to be primarily engaged in such activity. In particular, it is just one of five business lines – the other four do not primarily involve investment company activity as described above – and the Company does not hold out its principal investing business line as more important than the others. It is described last among the five business lines in the Registration Statement.

9 As previously noted, the Company treats these investments as investment securities for purposes of its Investment Company Act testing.

April 18, 2022	GLXY-4

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Moreover, an analysis of the overall circumstances, including the considerations set out in Tonopah Mining Co. (26 S.E.C. 426 (1947)), demonstrates that the Company is not primarily engaged in the principal investments business line. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”10 Applying such factors to the Company, it is clear that the Company is not primarily engaged in the principal investing business line:

1)	The development of the Company’s business lines (including under GDHL)[11] supports the historical development factor, as it has been primarily engaged in the Primary Company Business since GDHL’s establishment in 2018 (other than the digital asset mining business, which was launched in 2020) and the Company does not expect to change its primary business in the future. GDHL was established in 2018 as part of an arrangement among Bradmer Pharmaceutical Inc., First Coin Capital Corp and GD LP with the intention of forming a full-service, institutional merchant banking business in the cryptocurrency and blockchain space. At the time of its establishment, GDHL’s business lines consisted of digital asset trading, asset management, investment banking and principal investing.

During the course of 2018 and 2019, GDHL further developed its digital asset trading, asset management and investment banking businesses with the expansion of its OTC counterparty network and trading infrastructure; additional regulatory licenses to support such business lines, such as registration of GDCM LP as an investment adviser, and expansion of FINRA-approved business activities for its broker-dealer entity to include acting as underwriter in US public securities offerings; and the launch of GDCM LP’s crypto index and Bitcoin funds for third-party investors. In 2020 and 2021, GDHL further expanded its non-investment company business lines by launching its digital mining business; acquiring two leading digital asset trading firms, including Blue Fire Capital, a digital asset trading firm specializing in providing two-sided liquidity for spot and derivative digital asset trading ; and enhancing its asset management business through the launch of multiple digital asset funds for third party investors and the acquisition of Vision Hill, an asset manager in the digital asset sector.

The Company’s historical development has thus not emphasized principal investments. If anything, the Company’s development to date has been marked by a significant growth in all of the Company’s non-investment company business lines.

10 SEC v. National Presto Industries, Inc. (486 F.3d 305, 315 (2007)): “. . . the Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?”

11 As noted above, the Company will succeed to GDHL’s business, so the discussion of this factor includes a discussion of the development of the business under GDHL.

April 18, 2022	GLXY-5

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

2)

In terms of the public representation factor, since GDHL’s establishment in 2018, GDHL has consistently described itself as a financial services company, operating multiple lines of business. For example, GDHL’s public Annual Information Forms since 2018 have included extensive discussions of its trading, asset management, investment banking and, with its launch in 2020, mining businesses, in addition to principal investing, with the “General Development of the Business” section highlighting the historical expansion of its non-investment company business lines (as outlined above in the historical development factor). The most recent public financial statements for GDHL refer to the business firstly as a “technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem,”[12] highlighting its five business segments, with principal investments listed last. Thus, in public descriptions of its business, the Company holds itself out primarily as a provider of financial and investment management services, rather than primarily engaged in making investments for its principal investments segment.

Similarly, as noted above, the Registration Statement does not emphasize the principal investments business line; instead, it lists it last among the Company’s business lines.

In addition, GDHL generally does not issue press releases to announce new investments or dispositions of investments for the principal investments business line, whereas GDHL does issue press releases to announce the launch of new initiatives and projects in its non-investment company businesses, such as launches of certain of its funds and its digital asset mining business. Of the approximately 150 press releases issued by GDHL since its establishment in 2018, only one such press release focused on a principal investment, and was issued solely to meet certain Canadian disclosure requirements regarding a material gain. As such, the Company does not emphasize principal investment activities in its communications to the public regarding developments that are significant to its overall business.

3)	The allocation of the Company’s officers’ and directors’ time supports the activities factor. Four of the Company’s six most senior executive officers spend approximately 95% or more of their time on general corporate matters and the development and management of the Company’s four non-investment company business lines, and 5% or less of their time on matters related to the principal investments business line. The remaining two executive officers spend approximately 20% and 15%, respectively, on matters related to the principal investments business line, and 80% or more of their time on general corporate matters and the development and management of the Company’s four non-investment company business lines.

In addition, since the establishment of the Company’s operations in 2018 (under GDHL), the Company has hired professionals with significant experience in each of its business lines and its operations, with primary focus on the Primary Company Business, as compared to its principal investment activity. As of March 31, 2022, the Company had approximately 348 employees, of which only 10 employees, outside of the two executive officers described above, are regularly engaged in the investment decision-making function for the Company’s principal investments. As such, 97% of the Company’s employees are dedicated to the Company’s non-investment company business lines and general support services for the corporate group, and only 3% of the Company’s employees are responsible for the investment decision-making process for the Company’s principal investments. The Company’s 348 employees include:

12 Galaxy Digital Holdings Ltd.,

Annual Information Form for the Fiscal Year Ended December 31, 2021. “Direct clients” generally refers to high net worth individuals.

April 18, 2022	GLXY-6

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	approximately 62 employees in the trading business that joined the Company to build out its trading systems and lending business;

•	approximately 45 employees in the asset management business with responsibility for portfolio management, trading, sales, operations, client service and asset management operations.

•	approximately 13 employees in the investment banking business supporting securities offering underwriting and advisory operations;

•	approximately 6 employees in the mining business

•	approximately 10 employees in the principal investments business with responsibility for originating and managing strategically relevant private investments for the Company across the blockchain and digital asset verticals.

•	approximately 5 employees that focus exclusively on research and 4 employees that focus exclusively on risk.

•	approximately 203 employees dedicated to corporate support activities, such as legal, finance, technology, operations and other support areas.

4)	In terms of the assets factor, as discussed in detail below, the Company is not an investment company under Section 3(a)(1)(C)’s assets-based test. Thus the composition of the Company’s assets also demonstrates that it is not primarily engaged in the principal investments business.

5)	In terms of the income factor, for the four fiscal quarters ended December 31, 2021,[13] the Company’s net income derived from its trading business line constituted approximately $985.3 million or 57% of its total net income, and net income from its principal investments constituted $954.9 million or 56% of its total net income for the same period.[14]

While income from principal investments was significant for the Company, it does not demonstrate that the Company is primarily engaged in the principal investments business line. In particular, the percentage of the Company’s 2021 total net income that is attributable to principal investments is less than the percentage attributable to the Company’s trading business line. Moreover, more than half of the $954.9 million of net income from the Company’s principal investments for the 2021 fiscal year is attributable to unrealized mark-to-market gains caused by the significant increases in market values experienced in the digital asset industry over recent periods. As such, this income does not reflect a high level of activity by the Company in the principal investments business line.

In addition, the portion of the Company’s net income represented by principal investments has fluctuated over time, and is expected to decline over the long term. Indeed, GDHL stated in its 2021 annual disclosure statement to investors that:

13 Please also refer to n.22 regarding the effect of certain intercompany transfer pricing receivables and payables which, for the reasons discussed in such note, are not given effect in these calculations.

14 The Company’s net income derived from its other business lines for the same period constituted: (a) asset management: a $9.7 million loss; (b) investment banking: less than $100,000 or 0.003% of its total net income; and (c) digital asset mining: $7.8 million or 0.46% of its total net income. Historically, for the fiscal years ended December 31, 2019 and 2020, net income from the trading business line constituted 201% (such percentage exceeding 100% due to net losses in other business lines) and 82%, respectively, of the Company’s total net income, and net income from principal investments constituted 74% and 28%, respectively, of the Company’s total net income, with the remainder split among the other business lines. (The sum of the percentages of net income from each business line is greater than 100% because they do not reflect certain corporate expenses that are not allocated to specific business lines.)

April 18, 2022	GLXY-7

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

The Company also anticipates that as its business grows, the principal investments business may become less significant to its overall operations and as a result the impact and materiality of its results from those operations may become less significant.15

Moreover, the Company’s principal investments business supports its non-investment company business lines and is not conducted solely for the purpose of earning investment returns. In particular, these investments are often undertaken to facilitate the development of businesses within the digital assets industry, in order to help provide business and growth opportunities for the Company’s other businesses. This further demonstrates that the principal investment business line is secondary to the Company’s main operating businesses.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. While the Company’s principal investing business did generate significant income for the Company, the other Tonopah Mining factors outweigh that factor and demonstrate that the Company is not primarily engaged in the principal investments business lines. In the words of the National Presto court, it is difficult to believe that a reasonable investor would “treat [the Company] as an investment vehicle [instead of] an operating enterprise.”16 The Company is thus primarily engaged in its non-investment company business lines and is not an investment company under Section 3(a)(1)(A).

2. Less than 40% of the Value of the Company’s Adjusted Total Assets Constitute Investment Securities and therefore the Company Is Not an Investment Company under Section 3(a)(1)(C).

As discussed above, the Company primarily operates through its majority-owned subsidiaries, including the Trading Entities, the Asset Management Entities, GDP LLC (which conducts the investment banking business), the Mining Entities and the Qualified Opportunity Zone Entities (as defined below)17 (collectively, the “Operating Subsidiaries”). The determination of the Company’s status under Section 3(a)(1)(C) thus depends significantly on the status of the Operating Subsidiaries. As described below in detail, the Operating Subsidiaries are not investment companies and therefore the Company is not an investment company under Section 3(a)(1)(C).18

In particular, on an unconsolidated basis, approximately $3.5 billion or 100% of the Value of the Company’s assets (exclusive of U.S. government securities and cash items) is attributable to its interests in its indirect majority-owned subsidiary GD LP,19 which is the holding company for the Company’s Operating Subsidiaries. For the reasons described below, GD LP is not an investment company (or relying on Section 3(c)(1) or 3(c)(7) of the Investment Company Act), and the interests in GD LP are therefore not investment securities for purposes of Section 3(a)(1)(C). Therefore, the Company is not an investment company under Section 3(a)(1)(C).

15 Galaxy Digital Holdings Ltd Annual Information Form for the Fiscal Year Ended December 31, 2021.

16 SEC v. National Presto Industries, Inc. (486 F.3d 305, 315 (2007)).

17 The Qualified Opportunity Zone Entities were established in late 2021 (and the Mining Qualified Opportunity Zone Entity was established in June 2021) for the purpose of exploring ways to operate cryptocurrency- and blockchain-related activities located in qualified opportunity zones. The qualified opportunity zone program is a program established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements.

18 Certain other subsidiaries of the Company hold digital assets other than Bitcoin and Ethereum that are attributable to the trading or principal investing business lines. As noted in n. 2 above, the Company treats digital assets other than Bitcoin or Ethereum as investment securities, to be conservative, for purposes of the Investment Company Act. For purposes of its Investment Company Act testing, the Company also conservatively treats the entities whose assets consist primarily of such digital assets other than Bitcoin or Ethereum as subsidiaries that rely on Section 3(c)(1) or 3(c)(7), even though such entities may have other exemptions available to them, such as Section 3(b)(1) or 3(b)(3), given that they are wholly-owned subsidiaries in a larger non-investment-company corporate group. As discussed herein, the Company passes the Section 3(a)((1)(C) test even when treating these subsidiaries as relying on Section 3(c)(1) or 3(c)(7) (and thus treating the interests in such subsidiaries as investment securities for purposes of Section 3(a)(1)(C)).

19 As a technical matter, on the unconsolidated basis used under Section 3(a)(1)(C), the Company holds its interests in GD LP through a chain of majority-owned subsidiaries. For ease of discussion, these subsidiaries have not been described here. Nonetheless, as the primary asset of each of these intermediate subsidiaries is its interest in the majority-owned subsidiary underneath it, they do not affect the Company’s Investment Company Act status. Instead, the Company’s interest in this chain of intermediate subsidiaries will not be an investment security for purposes of Section 3(a)(1)(C) as long as GD LP is not an investment company, and for the reasons discussed herein it is not.

April 18, 2022	GLXY-8

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

a. GD LP

As with the Company, each of GD LP (principally through the Operating Subsidiaries) and each Operating Subsidiary is primarily engaged in the Primary Company Business as discussed above. Thus, GD LP and the Operating Subsidiaries are not investment companies under Section 3(a)(1)(A).

In terms of Section 3(a)(1)(C), GD LP’s primary assets on an unconsolidated basis are its interests in the Operating Subsidiaries, which are its majority-owned subsidiaries, and various other assets that are not investment securities.20 In particular, on an unconsolidated basis, at least approximately $2.7 billion or at least 63.5%21 of the Value of GD LP’s assets (exclusive of U.S. government securities and cash items), consists of its interests in the Operating Subsidiaries and other assets that are not investment securities.22 As each Operating Subsidiary is a majority-owned subsidiary of GD LP that is not, for the reasons discussed below, an investment company (or relying on Section 3(c)(1) or 3(c)(7)), GD LP’s interests in such Operating Subsidiaries are not investment securities.23 As such, GD LP is not an investment company under Section 3(a)(1)(C).

20 As noted in footnote 4 of our prior response, these other non-investment security assets primarily consist of both direct holdings of Bitcoin and Ethereum and inter-company receivables representing Bitcoin and Ethereum that GD LP has placed with certain of its majority-owned subsidiaries so that they can trade them on behalf of the Company, as well as various intangibles related to the Operating Subsidiaries. Bitcoin and Ethereum are themselves not investment securities, see n. 28 below, and these inter-company receivables are also not investment securities, because they are not securities as defined in the Investment Company Act, but rather simply represent non-security assets that GD LP has placed with its majority-owned subsidiaries so that they may trade them on behalf of the Company, such as where the subsidiary is a member of the exchange on which the Company wishes to trade the asset.

21 As mentioned above, the Company monitors the composition of its assets to ensure that it does not fall within the definition of an investment company, and if the Company determined that it would likely fail the Section 3(a)(1)(C) test, it would take measures to come into compliance with the Investment Company Act, such as by selling or acquiring certain assets.

22 The calculations herein do not give effect to certain intercompany transfer pricing receivables (and corresponding payables) that are booked from time to time generally at the end of a financial period between certain wholly-owned US and non-US subsidiaries of the Company and Galaxy Digital Services LLC (“Services LLC”). Services LLC is a direct wholly-owned subsidiary of GD LP that was formed as an administrative entity to provide corporate services and serve as the nominal employer of certain personnel of the Company. The intercompany transfer pricing receivables (and payables) booked to Services LLC and these subsidiaries represent amounts owed to Services LLC for the use of such personnel by these US and non-US subsidiaries of the Company. Such intercompany transfer pricing receivables (and payables) are booked to Services LLC and these subsidiaries temporarily for tax planning purposes, and are not expected to be held by Services LLC for the long term. The Company believes that applying the Section 3(a)(1)(C) test without giving effect to these intercompany transfer pricing receivables (and payables) is more reflective of the Company’s ongoing asset composition because such receivables (and payables) are intercompany only, are temporary tax management tools, and are expected to be extinguished after being booked to Services LLC and these subsidiaries. Nonetheless, even if the calculations gave effect to such intercompany transfer pricing receivables (and payables), GD LP and the Company would still pass the Section 3(a)(1)(C) assets test.

23 GD LP directly owns 100% of the outstanding voting securities of GD LLC, GBFH LLC, GDM LLC, the GP Entities and GDP LLC and therefore, each is a majority-owned subsidiary of GD LP. GD LP directly owns 100% of the limited partner interests in GDCM LP, and 100% of the equity interests in Galaxy Digital Capital Management GP LLC, the sole general partner of GDCM LP. Therefore, GDCM LP is a majority-owned subsidiary of GD LP. Similarly, GD LP directly owns 100% of the limited partner interests in each Qualified Opportunity Zone Entity and the Mining Qualified Opportunity Zone Entity, and 100% of the equity interests in Galaxy Digital Qualified Opportunity Fund GP, LLC, the sole general partner of each Qualified Opportunity Zone Entity and the Mining Qualified Opportunity Zone Entity. Therefore, each Qualified Opportunity Zone Entity and the Mining Qualified Opportunity Zone Entity is a majority-owned subsidiary of GD LP.

April 18, 2022	GLXY-9

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Operating Subsidiaries:

1)	GD LLC

GD LLC is the primary Operating Subsidiary through which the Company conducts its business of providing financing liquidity for digital assets. GD LLC is primarily engaged in, and holds itself out as, transacting on both sides of the market for digital assets loans – i.e., GD LLC acts as both lender and borrower under individually negotiated loans of digital currency and loans of fiat currency secured by digital assets (the “Digital Asset Loans”). GD LLC is not, as noted above, an investment company (or relying on Section 3(c)(1) or 3(c)(7)), because it is excluded from the definition of investment company by Section 3(c)(2) of the Investment Company Act.24

Section 3(c)(2) provides an exclusion for issuers that are “primarily engaged” in the business of, among other things, acting as a market intermediary, “whose gross income normally is derived principally from such business and related activities.” The business of acting as a market intermediary for purposes of Section 3(c)(2) is defined as being “regularly engaged in [. . .] entering into transactions on both sides of the market” for a “financial contract,” and holding oneself out as being willing contemporaneously to enter into such transactions. As discussed below, GD LLC satisfies each element of Section 3(c)(2) with respect to the exemption for market intermediaries.

“Financial Contract”

A “financial contract” is defined in Section 3(c)(2)(B)(ii) of the Investment Company Act as any arrangement that:

I.	“Takes the form of an individually negotiated contract, agreement or option to buy, sell, lend, swap or repurchase, or other similar individually negotiated transaction commonly entered into by participants in the financial markets;

II.	“Is in respect of securities, commodities, currencies, interest or other rates, other measures of value, or any other financial or economic interest similar in purpose or function to any of the foregoing; and

III.	“Is entered into in response to a request from a counter party for a quotation, or is otherwise entered into and structured to accommodate the objectives of the counter party to such arrangement.”

GD LLC’s Digital Asset Loans are contracts to lend or borrow currencies or commodities that are individually negotiated, and therefore, meet the first two prongs of the “financial contract” definition above. GD LLC enters into Digital Asset Loans as both lender and borrower only with sophisticated counterparties that qualify as Eligible Contract Participants (as defined in the Commodities Exchange Act), and does not enter into lending transactions with retail customers.

100% of the Digital Asset Loans that GD LLC enters into as borrower or lender are individually negotiated with its counterparties. GD LLC enters into Master Lending Contracts with respect to each Digital Asset Loan it enters into with a counterparty, whether as borrower or lender, which are reviewed and negotiated between GD LLC’s in-house legal counsel and the counterparty’s in-house or outside counsel. The terms of such Master Lending Contracts that are typically negotiated include, among other things: fee calculation methodologies, permissible collateral types, margin call timing, necessary representations and warranties, loan covenants, termination rights, events of default, governing law and confidentiality terms. After signing a Master Lending Contract on mutually acceptable terms, GD LLC and its counterparty would negotiate the relevant economic terms for each individual Digital Asset Loan that is entered into under such agreed upon Master Lending Contract. GD LLC and its counterparties negotiate the relevant economic terms for each loan such as, among other things: the amount borrowed or lent, applicable fees, the acceptable collateral for the loan, the initial collateral required, the rate at which additional collateral may be required, the applicable interest rate and the maturity date.

24 While the Company intends to operate GD LLC in conformance with Section 3(c)(2), there may also be other reasons why GD LLC is not an investment company.

April 18, 2022	GLXY-10

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

GD LLC’s Digital Asset Loans are entered into at the request of GD LLC’s counterparties or are otherwise structured to accommodate the counterparties’ objectives, and therefore meet the third prong of the “financial contract” definition above. Counterparties for GD LLC’s Digital Asset Loans are typically market participants with lending and borrowing needs relating to their trading activity or inventory in digital assets, and GD LLC works with its counterparties to help accommodate and achieve their objectives. For example, as a borrower from GD LLC, a counterparty’s objectives may include hedging exposures; facilitating arbitrage strategies; providing inventory for such counterparty’s digital asset trading desk, market making activity or trade settlement obligations; or servicing their other liquidity and financing needs. As lender to GD LLC, a counterparty negotiates and structures bespoke lending transactions with GD LLC to meet the counterparty’s specific digital asset needs and objectives, such as to diversify their exposure to certain digital assets in their current inventory, to earn additional yield on assets that are not being actively traded, or to obtain digital assets as collateral for re-hypothecation. As such, the Digital Asset Loans satisfy all three prongs of the “financial contract” definition above.

“Regularly engaged in [. . .] entering into transactions on both sides of the market” and holding oneself out as being willing contemporaneously to enter into such transactions

GD LLC enters into Digital Asset Loan transactions on both sides of the market on a regular basis. (Please refer to Item (a) in Annex I for additional information on the number and percentage (based on USD value) of Digital Asset Loans entered into by GD LLC as lender or borrower.) GD LLC typically enters into a new Digital Asset Loan transaction every few days, and is therefore regularly engaged in negotiating and structuring such loans on an ongoing basis.

In public descriptions of GD LLC’s Digital Asset Loan business, GD LLC holds itself out as an institutional borrower and lender, willing to enter into bespoke lending and borrowing transactions only with Eligible Contract Participants. GD LLC does not engage in broad public advertising of its lending and borrowing business, as it does not seek to enter into Digital Asset Loans with retail customers. Instead, GD LLC builds its customer base for Digital Asset Loans primarily through one-on-one marketing tailored for prospective counterparties. GD LLC seeks a selective group of counterparties for its Digital Asset Loan business, based on the counterparties’ credit profile, track record and risk management expertise. In deciding whether to enter into Digital Asset Loan transactions with a counterparty, GD LLC will consider such criteria as, among other things: the creditworthiness of the counterparty, the type of collateral utilized for the loan, applicable interest rates and payment terms, time periods for requested loans, loan-to-value ratios, the asset being loaned or borrowed, existing inventory of applicable assets, and current cash demands.

As outlined above, GD LLC is regularly engaged in entering into Digital Asset Loans on both sides of the market, and regularly holds itself out as such.

“Primarily engaged in the business of [. . .] acting as a market intermediary [. . .] whose gross income normally is derived principally from such business and related activities”

GD LLC’s primary engagement in the business of acting as a market intermediary for Digital Asset Loans is demonstrated both by the composition of its assets and the sources of its income. In particular, the Value of (a) loan receivables related to Digital Asset Loans and (b) inventory of digital assets25 held for use in GD LLC’s Digital Asset Loan business constitute the primary component of the Value of GD LLC’s total unconsolidated assets.26 In addition, income generated by GD LLC’s Digital Asset Loan business constituted the majority of GD LLC’s total unconsolidated gross income for the last four fiscal quarters combined, thus satisfying the requirement under Section 3(c)(2) that its “gross income normally [be] derived principally from such business and related activities.” (Please refer to Item (b) in Annex I for further information.)

25 GD LLC’s inventory of digital assets consists primarily of USD Coin, Solana, Bitcoin, Cardano and Ethereum. GD LLC’s remaining assets are a mix of other assets, including its interests in various majority-owned subsidiaries. For purposes of its Investment Company Act testing, the Company does not treat these other assets as being part of GD LLC’s market intermediary business.

26 Section 3(c)(2) does not specify a numeric asset standard for determining primary engagement and, in applying Section 3(c)(2) in the Federated Capital Management Associates no-action letter, the Staff looked to the company’s gross income as opposed to its assets. SEC No-Action letter (Jul. 2, 1975). Nonetheless, in interpreting other exclusions under Section 3(c) that require primary engagement in a specified activity the Staff has employed a 55%-of-assets threshold. See, e.g., B.C. Ziegler and Co., SEC No-Action Letter (Sept. 11, 1991) (noting that “[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise”); Econo Lodges of America, Inc., SEC No-Action Letter (Dec. 22, 1989). In terms of income, Section 3(c)(2) expressly requires that an entity’s “gross income normally [be] derived principally from such business and related activities.”

April 18, 2022	GLXY-11

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Based on the factors above, GD LLC satisfies each element of the exemption for market intermediaries under Section 3(c)(2) and is therefore excluded from the definition of investment company27 As such, GD LP’s interests in GD LLC are not investment securities for purposes of the assets test under Section 3(a)(1)(C).

2)	GBFH LLC

GBFH LLC is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) for the reasons discussed above or Section 3(a)(1)(C).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately 100% of the Value of GBFH LLC’s assets (exclusive of U.S. government securities and cash items), consists of its interest in Blue Fire Capital Europe Coöperatief U.A. (“BFC Europe”), its majority-owned subsidiary. Approximately 71% of the Value of BFC Europe’s assets (exclusive of U.S. government securities and cash items) consists of direct holdings of Bitcoin and Ethereum, which are not investment securities. 28 As such, BFC Europe is not itself an investment company (or relying on Section 3(c)(1) or 3(c)(7)), and therefore GBFH LLC’s interest in such subsidiary is not an investment security. Accordingly, GBFH LLC is not an investment company under Section 3(a)(1)(C) of the Investment Company Act, and GD LP’s interests in GBFH LLC are not investment securities. 29

27 We note the recent enforcement action against BlockFi Lending LLC and the Commission’s position that BlockFi Lending LLC did not satisfy the market intermediary exemption under Section 3(c)(2). In the Matter of BlockFi Lending LLC, Release No. 11029 (Feb. 14, 2022). The issues raised by the Commission with respect to BlockFi’s reliance on Section 3(c)(2) are not present here because as discussed above: (i) GD LLC does not borrow from retail investors in transactions that are not negotiated; (ii) GD LLC regularly enters into financial contracts on both sides of the market with institutional counterparties on a frequent basis, as opposed to only “intermittently” and (iii) GD LLC regularly enters into such financial contracts at the initiation of its counterparties, or on terms structured to accommodate the counterparties’ objectives.

28 See, e.g., William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018), available at: https://www.sec.gov/news/speech/speech-hinman-061418.

29 In addition to Bitcoin and Ethereum, other digital assets referred to in our prior response regarding GBFH LLC include primarily Tether, Ripple and USD Coin, which together with Bitcoin and Ethereum constitute approximately 95% of the digital asset holdings of BFC Europe. GBFH LLC also holds an interest in Blue Fire Capital LLC, its majority-owned subsidiary, which holds minimal assets consisting of cash and intercompany receivables. GBFH LLC’s interest in Blue Fire Capital LLC is not material to GBFH LLC’s investment company status.

April 18, 2022	GLXY-12

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

3)	Mining Entities: GDM LLC and the Mining Qualified Opportunity Zone Entity

Each of the Mining Entities is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) for the reasons discussed above or Section 3(a)(1)(C).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $53.1 million or 99% of the Value of GDM LLC’s assets (exclusive of U.S. government securities and cash items), consists of direct holdings of Bitcoin, and Bitcoin mining equipment (such as computer hardware) and prepaid assets with respect to Bitcoin mining equipment, which are not investment securities.30 As such, GDM LLC is not an investment company under Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in GDM LLC are not investment securities.

The Mining Qualified Opportunity Zone Entity holds only cash and prepaid assets with respect to cryptocurrency mining equipment, which are not investment securities. As such, the Mining Qualified Opportunity Zone Entity is not an investment company under Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in such Mining Qualified Opportunity Zone Entity are not investment securities.

4)	GDCM LP

GDCM LP is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) for the reasons discussed above or Section 3(a)(1)(C).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $730,000 or 100% of the Value of GDCM LP’s assets (exclusive of U.S. government securities and cash items), consists of (a) management fee receivables; and (b) prepaid expenses, none of which are investment securities. Accordingly, GDCM LP is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in GDCM LP are not investment securities.

5)	GP Entities

Each of the GP Entities is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) as discussed above or Section 3(a)(1)(C).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, at least 60% of the Value of each GP Entity’s assets (exclusive of U.S. government securities and cash items), consists of its interest as sole general partner of the relevant underlying limited partnership, 31 which is not an investment security. 32 Accordingly, each GP Entity is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in such GP Entities are not investment securities.

30 If in the future GDM LLC’s engagement in the business of financing customer purchases of mining equipment becomes more significant, the Company expects that GDM LLC will be able to comply with the exemptions provided in Section 3(c)(5) or Section 3(c)(6) of the Investment Company Act.

31 To be conservative, the Company has treated the portion, if any, of a GP Entity’s general partner interest in an underlying partnership that exceeds 7.5% of the capital of such underlying partnership as an investment security for purposes of the Section 3(a)(1)(C) asset test.

32 See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); Colony Realty Partners, SEC No-Action Letter (Apr. 27, 1988).

April 18, 2022	GLXY-13

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

6)	GDP LLC

GDP LLC is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) for the reasons discussed above or Section 3(a)(1)(C).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $3 million or 99% of the Value of GDP LLC’s assets (exclusive of U.S. government securities and cash items), consists of service fee receivables, which are not investment securities. Accordingly, GDP LLC is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in GDP LLC are not investment securities.

7)	Qualified Opportunity Zone Entities

Galaxy Digital Qualified Opportunity Fund II, LP, Galaxy Digital Qualified Opportunity Fund III, LP and Galaxy Digital Qualified Opportunity Fund IV, LP (the “Qualified Opportunity Zone Entities”) are not an investment companies because they do not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). With respect to Section 3(a)(1)(A), the Qualified Opportunity Zone Entities have not yet launched their businesses, but the Company currently intends to be engaged primarily in a staking business through one such entity, and other potential non-investment company businesses through the other two entities (although those businesses have not yet been determined). As such, the Qualified Opportunity Zone Entities do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

With respect to Section 3(a)(1)(C), the Qualified Opportunity Zone Entities do not own any investment securities, and it is expected that when the staking and other non-investment company businesses are developed as intended, less than 40% of the Value of each Qualified Opportunity Zone Entity’s assets (exclusive of U.S. government securities and cash items) will consist of investment securities. As such, the Qualified Opportunity Zone Entities are not (and do not propose to be) investment companies under Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in such Qualified Opportunity Zone Entities are not investment securities.

B. Conclusion

As outlined above, the Company is primarily engaged in the Primary Company Business through its Operating Subsidiaries and, even if its equity investments and holdings in digital assets other than Bitcoin and Ethereum are considered investment securities, the Company is not an investment company as defined in Section 3(a)(1) of the Investment Company Act.

2.	We note that you indicate in response to prior comment 4 that the Company is engaged primarily in non-investment company businesses related to digital assets through its majority-owned subsidiaries. Please explain how these are “non-investment company businesses.” Please further explain which digital assets the Company is engaged in, and approximate amounts of the businesses that relate to the different digital assets.

A. Primary Company Business

Please see our response to comment 1 regarding the Company’s business lines.

April 18, 2022	GLXY-14

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

B. Digital Assets by Business Line

Please see Item (c) in Annex I.

3.	We note that you indicate in response to prior comment 4 that the Company has five business lines, and that it does not emphasize one business line over the other. Please revise your disclosure to explain which business line came first, and the order of evolution among the business lines. In addition, please revise to disclose how officers and directors allocate time among business lines. Please also disclose how income compares across the business lines over time.

Please refer to our response to comment 1 above. We will also update the disclosure in the Registration Statement accordingly.

4.	We note that you state in your response to prior comment 4 that GD LLC is not an investment company because it meets the definition of a market intermediary under section 3(c)(2) of the Investment Company Act. Please supplementally discuss (both in quantitative and qualitative terms) how GD LLC meets the market intermediary definition, including the following:

•	Explain how the financial contracts are individually negotiated;

•	Explain which aspects of the financial contract are individually negotiated;

•	Provide a breakdown of the various assets held by GD LLC;

•	Provide a breakdown of the percentage of transactions which are individually negotiated;

•	Provide a breakdown of the percentage of transactions entered into on one side of the market as compared to the other;

•	Explain how GD LLC holds out its business to the public and its customers;

•	Explain whether GD LLC “regularly engages” in transactions on both sides of the market, and if so, how often transactions are entered into (hourly, daily, monthly, etc.); and

•	Explain what criteria GD LLC uses to determine which transactions to enter into.

Please see the discussion of GD LLC and Section 3(c)(2) in section A.2.a.1 – “GD LLC” of our response to comment 1 above.

5.	We note your response to prior comment 4. Please provide additional information about the holdings of GBFH LLC. Please also provide additional details about the holdings of each of the subsidiaries of GBFH LLC (and any of their subsidiaries). Please also supplementally explain which assets specifically are included in “digital assets” in response to prior comment 4 with respect to GBFH LLC.

Please see the discussion of GBFH LLC and Section 3(a)(1)(C) in section A.2.a.2 -- “ GBFH LLC” of our response to comment 1 above.

April 18, 2022	GLXY-15

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

6.	Please provide an analysis as to the potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940 for the following entities: Galaxy Digital Asset Management, Galaxy Fund Management, Galaxy Interactive, Galaxy Digital Prime Services LLC, Galaxy Digital Principal Investments, and Galaxy Digital Partners LLC.

Galaxy Digital Asset Management is the trade name for the Company’s asset management business, which includes the diversified, cryptocurrency fund management business conducted under the trade name Galaxy Fund Management, and the venture capital fund management business conducted under the trade name Galaxy Interactive. The primary legal entity through which the Galaxy Digital Asset Management, Galaxy Fund Management and Galaxy Interactive businesses are conducted is GDCM LP, which is a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). In terms of GDCM LP’s status as an investment company under the Investment Company Act, GDCM LP is not an investment company as described in section A.2.a.4 – “GDCM LP” of our response to comment 1 above. Other legal entities that are part of the Galaxy Digital Asset Management business include the GP Entities, discussed in section A.2.a.5 – “GP Entities” of our response to comment 1 above, and other general partner entities and Galaxy Vision Hill Asset Management, LLC, a relying adviser of GDCM LP, which are not material to the Investment Company Act analysis of the Company or the Operating Subsidiaries.

Galaxy Digital Prime Services, LLC is a FinCEN registered money services business that has not fully launched its business and is not material to the Investment Company Act analysis of the Company as a whole. Galaxy Digital Prime Services, LLC does not (and will not when it fully launches) provide investment advice and therefore is not an investment adviser under the Advisers Act.

Galaxy Digital Principal Investments is the trade name for the Company’s principal investments business, which is operated primarily through Ventures LLC and certain other affiliates. Ventures LLC is an indirect wholly-owned subsidiary of the Company, and holds various debt and equity investments made by the Company as part of its principal investments business. For purposes of its Investment Company Act testing, the Company assumes that such investments would be considered investment securities for purposes of the Investment Company Act, and to be conservative, the Company treats Ventures LLC as a subsidiary that relies on Section 3(c)(1) or 3(c)(7), although other exemptions under the Investment Company Act may be available to it, such as Section 3(b)(1) or Section 3(b)(3), given that it is a wholly-owned subsidiary in a larger non-investment-company corporate group. As a wholly-owned vehicle for holding certain of the Company’s principal investments, Ventures LLC does not have third-party investors and does not provide investment advisory services.  As discussed in our response to comment 9 below, the Company’s operation of Ventures LLC does not cause the Company (or Ventures LLC) to be an investment adviser for purposes of the Advisers Act.

GDP LLC is not an investment company as described in section A.2.a.6 – “GDP LLC” of our response to comment 1 above. GDP LLC is a registered broker-dealer that provides M&A and financing advisory services to companies in the digital assets industry, and does not provide investment advice. It is therefore not an investment adviser under the Advisers Act.33

April 18, 2022	GLXY-16

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

7.	Please explain if Galaxy Digital Principal Investments or Galaxy Digital Partners LLC use the advisory services of GDCM LP, and if so how.

Galaxy Digital Principal Investments and Galaxy Digital Partners LLC do not use the advisory services of GDCM LP.

8.	In your response to prior comment 4 about the investment adviser status of the Company, you state that the Company holds equity investments. Please further describe which equity investments this refers to, and who, either within the Company or outside of the Company, makes decisions about these equity investments.

Our response to prior comment 4 referred to the equity investments made as part of the Company’s principal investments business. As discussed in our response to comment 6 above, such equity investments are often held in Ventures LLC. Such equity investments include, among other things, investments in companies that are expected to contribute to the development of the crypto ecosystem, and companies in adjacent businesses as the Company, made in part to facilitate the advancement of the Company’s Primary Company Business. The following senior officers of the Company are primarily responsible for making investment decisions regarding such equity investments: Michael Novogratz, Christopher Ferraro and Damien Vanderwilt.

9.	In footnote 7 to your response to comment 4, you reference several no-action letters to support the proposition that an operating company’s management of its own assets does not constitute the provision of advice to others. Several of these letters relate to insurance companies. Please explain why it is appropriate to apply these letters in this context for who is considered the “other.”

We respectfully submit that the Advisers Act analysis of “advising others” in the cited no-action letters is not limited to insurance companies. Furthermore, other no-action letters in the same line of no-action letters based on not “advising others” do not involve insurance companies, as further discussed below.

Unlike other Advisers Act exemptions that are limited to certain types of businesses, such as the exemption under Section 203(b)(2) for entities advising only insurance companies, the “advising others” element in Section 202(a)(11) applies equally to any entity, regardless of the industry in which it engages. In the no-action letters cited in our prior response relating to insurance companies, the Staff’s reply did not discuss insurance company activities as a basis for its conclusion, or draw on the policy rationale for exempting advice to insurance company clients under Section 203(b)(2). Rather, the Staff’s conclusion was based on factors that focused on the fact that a wholly-owned subsidiary was providing investment advice solely with respect to assets that were ultimately 100% owned by its parent.34 Indeed, in one such no-action letter relating to an insurance company, the initial inquiry letter stated that the subsidiary in question provided investment advice to insurance company subsidiaries of its parent, and “[i]n the future, [. . .] may advise additional subsidiaries of [the parent] which are engaged in different business activities.”35 The Staff concluded that the subsidiary was not in the business of “advising others” and, in its reply, did not object to the fact that the subsidiary might in the future advise affiliates engaged in businesses other than insurance.

33 We note that the Staff has taken the position that investment banking services with respect to advising issuers on the structuring, timing and terms of financing transactions are not subject to the Advisers Act: “The Division believes [. . .] that Congress generally did not intend to apply the Advisers Act to any person who merely advises issuers concerning the structuring of their financings.” Division of Investment Management Staff Legal Bulletin No. 11 (Financial Advisers to Municipal Issuers), (Sept. 19, 2000). See also L. Loss & J. Seligman, Securities Regulation, at 3345-46 (1991 ed.) (“[T]here is nothing to indicate that Congress intended that the Advisers Act should regulate investment banking functions.”)

34 Allianz of America Inc., SEC No-Action Letter (May 25, 2012); MEAG MUNICH ERGO, SEC No-Action Letter (Feb. 14, 2014).

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Moreover, a similar analysis regarding not “advising others” has been applied in no-action letters for companies that were not insurance companies. For example, in Lockheed Martin Investment Management Co., SEC No-Action Letter (June 5, 2006), a wholly-owned subsidiary of Lockheed Martin Corporation, an aerospace and technology company, was not required to register as an investment adviser to provide advice solely to employee benefit plans of Lockheed Martin Corporation and its affiliates.36 The Staff’s conclusion was based on factors similar to those outlined in the insurance company no-action letters we cited in our prior response, including the fact that the plans “consist solely of Lockheed assets.”

Indeed, interpreting these no-action letters to apply only to insurance companies would suggest that non-insurance operating companies that invest their own assets from time to time would be required to register as investment advisers. Under this interpretation almost all public companies, which make investments in securities in the ordinary course of operating their businesses, such as short-term investment of working capital or strategic proprietary investments,37 would be required to register as investment advisers. Such a result would clearly be contrary to the Advisers Act and to common practice among public companies.

*          *          *

Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Gregory S. Rowland, Davis Polk & Wardwell LLP

Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon L LP

35 MEAG MUNICH ERGO, SEC No-Action Letter (Feb. 14, 2014).

36 See also CenturyLink Investment Management Company, SEC No-Action Letter (Dec. 8, 2016), which was cited in our prior response and involved a telecommunications company, not an insurance company.

37 For example, technology companies (e.g., Cisco Systems Inc., Intel Corporation) often make strategic investments on their balance sheet that, as with the Company, are relevant to their operating businesses.

April 18, 2022	GLXY-18

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Eric Moncik, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP
Alexander Lazar, Sheppard, Mullin, Richter & Hampton
John R. Hempill, Sheppard, Mullin, Richter & Hampton

April 18, 2022	GLXY-19

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX I

[***]

April 18, 2022	GLXY-20

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by
“[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.